SINO AMERICAN OIL COMPANY	2123 Pioneer Ave. Cheyenne, WY 82001

April 29, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:John Hodgin

Steve Lo

Raj Rajan

Anuja A. Majmudar

Loan Lauren Nguyen

Re: Sino American Oil Company

Offering Statement on Form 1-A

Filed March 22, 2021

File No. 024-11489

Dear Sir or Madam:

Sino American Oil Company (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jeffrey Standen, Chief Executive Officer of the Company, dated April 16, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 1-A filed March 22, 2021

Summary

The Company, page 1

1.The disclosure on page 1 states that the Company “plans to grow shareholder value through securing oil and natural gas reserves and negotiating oil and natural gas exploration, development and production deals within the United States of America and Canada.” However, disclose elsewhere on page 18 states that the Company is “engaged in the assessment, acquisition, exploration and development materials and properties in Australia, Asia, and South America.” Please expand or revise your disclose to resolve the apparent inconsistency or tell us why a revision is not needed.

We have deleted all references to Australia, Asia, and South America, as the Company will not be engaging in business there for the foreseeable future.

The Company, page 1

2.Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current operations and any anticipated business activities. For example, you disclose on page 19 that the Company has been “focused on oil extraction, selling of oil and gas, and also finding unusable land projects and making them useful for vegetation production...[and] focused on capped wells and possible tanker storage systems.” To the extent you are not engaged in a particular line of business, please eliminate any inferences to such business and operations. In this regard, we note you have included risk factors pertaining to nutritional supplemental products.

We have added disclosure related to how we intend to generate revenue for our current operations and removed any reference to business activities other than as related to oil and gas.

The Offering, page 13

3.Please clarify whether there is a selling shareholder component to this offering. In this regard, we note your disclosure here that you will not receive any proceeds from the sale of common stock by the selling shareholder.

There is no selling shareholder component. We have removed all disclosure stating otherwise.

Use of Proceeds, page 13

4.We note the total of use of proceeds in the table if maximum amount raised in the offering does not equal $50,000,000. Please revise or advise. In addition, please expand your disclosures to present use of proceeds based on the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

We have edited the Use of Proceeds in the Offering Statement to equal $50,000,000 and added the use of proceeds based on the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

5.We note from the Offering Section that you will use net proceeds for, among others, “project build out of the resort.” Please revise your Use of Proceeds section to quantify the amount of the proceeds to be used for the “project build out of the resort” and describe it in a footnote. In addition, please explain “working capital for the Nutritional Supplements Product lines” disclosed here and provide a footnote to describe what other expenses are considered under “contingency.”

We have removed the references to the resort and nutritional supplements. There are no contingency expenses.

6.We note your disclosure that “[a]s of December 31, 2020, the Company owed its officers $384,000 in unpaid wages.” Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

We have added disclosure that we do not intend to use the funds from the offering to pay unpaid wages.

Determination of Offering Price, page 15

7.Expand your disclosure to describe the recent price volatility in the price of your common stock quoted on the OTC Pink and its impact on your determination of the offering price.

While there has been recent price volatility, it has not impacted our determination of the Company’s offering price, as we did not price the offering based off of the market price.

Dilution, page 15

8.We note your disclosure net tangible and intangible book value as of December 31, 2020 was $1,661,845 is not consistent with the balance sheet as of December 31, 2020 presented on page F-10. Please revise or advise.

We have revised the book values to be consistent with the balance sheet.

9.Your disclosures in the third paragraph are not consistent with such disclosures in the table of Capitalization and Dilution of Offering on page 16. If the maximum 20,000,000 new shares of Common Stock are sold in this offering at the public offering price of $2.50 per share, after deducting approximately $50,000 in offering expenses, it appears to us pro forma as adjusted net tangible book value would be $49,517,732 or $0.23 per share and consequently, dilution to new investors would be $2.27 per share. Please revise or advise.

We have corrected the disclosure so that it is consistent throughout the Amendment.

10.Please revise your dilution table to include pro forma net tangible book value after the offering and related dilution per share to new investors, under each of the scenarios, assuming the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

We have revised the dilution table to include pro forma net tangible book value for each scenario.

11.We note you provide tables assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering. Please explain to us why the number of shares held by existing stockholders have been reduced to 100,000,000 shares and basis for number of shares sold to new investors presented here, under each of the scenarios assuming 75%, 50% and 25% of shares are sold. In addition, tell us why you used $0.20 per share paid by investors in this Offering and how you determined an average price of $0.174 per share paid by existing stockholders. Revise your disclosures as appropriate.

We have edited the Offering Statement to reflect 193,534,500 shares outstanding with existing shareholders in each section of the table. We have also adjusted the table to reflect the price per shares paid by investors in the Offering as $2.50.

Management's Discussion and Analysis and Results of Operations

Company's Plan of Operation, page 19

12.Your disclosure indicates that Kinghorn Resources Ltd. has identified numerous properties that are available for acquisition. Expand the disclosure to describe the nature of the business relationship that exists between Sino American Oil Company and Kinghorn Resources Ltd.

The disclosure has been edited to indicate that Jeffrey L. Standen has identified the properties, not Kinghorn, which is Mr. Standen consulting company.

13.Your disclosure also indicates that numerous other similar type properties, as compared to the Kaybob South Field and the Grand Prairie area assets, are available for acquisition. Please expand the disclosure to identify the criteria used by Sino American and Kinghorn in identifying potential oil and gas properties for acquisition.

We have added disclosure regarding the Company’s criteria.

14.Please expand your discussion of the acquisition of oil and gas interests in the Kaybob South and the Grand Prairie area to clarify if you are acquiring working interests in these assets. If true, please clarify the proportion of the 8/8ths or 100% working interest that you will acquire and if such interests include interests in developed leases that have existing producing wells and related production equipment as well as interests in additional undeveloped leases.

We have expanded the disclosure to define the working interest we would be acquiring working assets

Summary of Key Milestones and Timelines to Achieve Estimated Production and Deliverables, page 20

15.Please expand your disclosure to clarify that the summary of key milestones, including key dates, activities and related capital expenditures, relate to the successful acquisition of oil and gas interests in the Kaybob South Field and the Grand Prairie area assets, respectively.

We have edited the disclosure in the Amendment to focus on our key milestones, and to include dates and other information.

Our Business, page 21

16.Please disclose details regarding the cease trade order issued by the Supreme Court of British Columbia and include corresponding disclosure in your summary section and a related risk factor.

We have added details about the Cease Trade Order and a corresponding risk factor.

Executive Officers and Directors, page 23

17.You state that Mr. Standen has been providing “consulting services to industry through KingHorn Resources Ltd.” Revise to clarify Mr. Standen's biographical description and disclose any potential conflicts of interest. It appears that Mr. Standen is also currently the President of KingHorn Resources.

We have added additional details to Mr. Standen’s biography.

Signatures, page 35

18.Please note that the offering statement must be signed by the issuer, principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Accordingly, in addition to Mr. Standen signing in his capacity as a director, please revise his title to reflect his signature as an officer. Refer to the Signatures section of Form 1-A.

We have revised the signature page accordingly.

Financial Statements, page 37

19.We note your disclosure on page 19 that you have “plans to enter a Letter of Intent to Purchase Oil and Gas Reserves and resources in the Kaybob South Grand Prairie areas” and also note related information on page 20. Accordingly, please revise to include audited financial statements of businesses to be acquired or probable of acquisition and pro forma financial Information as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

We have removed reference to a letter of intent as there are no current plans to execute such. We remain in the due diligence phase.

Note 2 - Summary of Significant Policies, page F-14

20.Please provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

We have added the required statement from management.

Exhibits

21.Your legal opinion does not express an opinion on the law of any state other than Nevada despite your status as a Wyoming corporation. Please submit a revised legal opinion to address this issue. We note your certificate of incorporation filed as Exhibit 2A with your offering statement.

We have included an amended opinion reflecting the correct jurisdiction.

General

22.We note that your common stock is quoted on the OTC Pink. Please describe the limited trading and recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading before February, 2021.

We have added a risk factor regarding the recent volatility of the price and what it had been prior to February, 2021.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey L. Standen

Jeffrey L. Standen